November 17, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot
Blaise Rhodes
Lyn Shenk

Re:	Ozon Holdings PLC
Registration Statement on Form F-1
Filed on November 2, 2020
File No. 333-249810

Ladies and Gentlemen:

This letter sets forth the responses of Ozon Holdings PLC (previously, Ozon Holdings Limited, the “Company”) to the comments contained in your letter, dated November 12, 2020, relating to the Registration Statement on Form F-1 filed by the Company on November 2, 2020 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is herewith filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-1 filed on November 2, 2020

Power network effects from superior buyer and seller value propositions, page 7

1.	We note your response to prior comment 1; however, it remains unclear how you define large, medium-sized, and SME sellers. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure to provide more details on how it classifies its sellers into large, medium and small categories. Please see pages 7 and 121 of Amendment No. 1. As described in the Registration Statement, the Company classifies its sellers based on a weighted combination of selected metrics, including the total value of goods sold, the breadth of the assortment of SKUs offered by the seller on the Company’s Marketplace and the range of product categories offered by the seller on the Company’s Marketplace. The Company’s disclosure in Amendment No. 1 now gives further detail on how that weighted combination of metrics is calculated, and the Company has also changed the terms used in Amendment No. 1 to “large, medium and smaller sellers” (previously, “large retailers,” “medium-sized” and “SMEs”) to indicate more clearly that the Company’s own classification of its sellers is based on the size of the contribution of its sellers to the Company’s Marketplace.

We may be subject to material litigation, page 31

2.

We note the current dispute between the Company and Sberbank of Russia. Please expand your discussion to explain the nature of the alleged breach and whether either party may appeal the arbitrator’s final decision.

The Company respectfully advises the Staff that subsequent to the filing of the Registration Statement, the Company and Sberbank of Russia entered into a settlement agreement to resolve the matter discussed in the risk factor. The risk factor has been updated to reflect this development. Please see pages 33 to 34 of Amendment No. 1.

Management’s Discussion and Analysis and Results of Operations

Results of Operations, page 87

3.

In reference to comment 10, we note your revised disclosures that address the underlying reasons for changes in price and volume with regard to marketplace commission revenue. Please revise to quantify the effects of changes in both price and volume on revenue and expense categories, as applicable.

In response to the Staff’s comment, the Company has revised its disclosure quantify the effects of changes in price and volume with regard to Marketplace commission revenue. Please see pages 90 to 91 and 93 of Amendment No. 1.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9010 or by email (jcscoville@debevoise.com) or my partner, Alan Kartashkin, at +7 495 139 40 00 or by email (akartashkin@debevoise.com).

Very truly yours,

/s/ James C. Scoville

James C. Scoville

cc:	Alexander Shulgin, Chief Executive Officer, Ozon

Artem Afanasyev, General Counsel, Ozon

J. David Stewart, Latham & Watkins LLP